EXHIBIT 99.1

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
April 16, 2015

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of March 9, 2015 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Howard P.L. Yeung (3)	5,007,426	48.03%
Kenneth Yeung (4)	450,029	5%
Herzle Bodinger	--	--
Elan Sigal	--	--
Adrian Berg )	1,533	*
Roy Kui Chuen Chan	1,533	*
Ben Zion Gruber	--	--
Michael Letchinger	--	--
Nurit Mor	--	--
All directors and executive officers as a group (11 persons)	7,066	*
____________________
*           Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,988,396 ordinary shares issued and outstanding as of March 9, 2015.

(3)
Includes (i) 3,121,990 ordinary shares owned directly; (ii) 1,435,407 ordinary shares issuable upon conversion of a convertible note held by Faith Content Development Limited, an affiliate of Mr. Yeung; and (iii) 450,029 ordinary shares held of record by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands.  Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd.  Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held of record by Horsham Enterprises Ltd.

(4)	The shares are held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung.